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Attention:	Mitchell Austin
Staff Attorney
AD Office 3—Information Technologies and Services

Re:	Parsons Corporation
Submission No. 2 of Draft Registration Statement on Form S-1
Submitted March 22, 2019
CIK No. 0000275880

Ladies and Gentlemen:

On behalf of our client, Parsons Corporation (the “Company” or “Parsons”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), on a confidential basis, a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 2”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis on February 11, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on March 8, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Except for page numbers appearing in the headings and Staff comments below (which are references to the Draft Submission), all page references herein correspond to the page of Submission No. 2.

Draft Registration Statement on Form S-1

Cover Page

March 22, 2019

1.

We note that you will be a controlled company following the completion of this offering. Please identify the controlling shareholder and disclose the voting power that the controlling shareholder will have following the completion of this offering on the cover page.

Response:        In response to the Staff’s comment, the Company has revised the cover page of Submission No. 2.

Prospectus Summary

Overview, page 1

2.	Please provide a cross-reference on pages 3 and 91 to the consolidated Adjusted EBITDA Attributable to Parsons Corporation reconciliations on page 17.

Response:        In response to the Staff’s comment, the Company has added cross references on pages 3 and 94 of Submission No. 2 to the consolidated Adjusted EBITDA reconciliation in the “Summary Consolidated Financial and Other Data” section of the prospectus.

Our Competitive Strengths

Proven Track Record, page 6

3.

We note that you intend to disclose your win rates for new and re-competed contracts and your average percentage of award fees for fiscal 2018. Please also disclose these metrics for each period presented in your financial statements for comparative purposes. In addition, define “award fees” and explain how you calculate the average percentage.

Response:        In response to the Staff’s comment, the Company has revised pages 3, 7, 94 and 100 of Submission No. 2.

Summary Consolidated Financial Data, page 15

4.

Please revise throughout your filing to remove the non-GAAP measure “Revenue attributable to Parsons Corporation.” See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:        In response to the Staff’s comment, the Company has removed reference to “Revenue attributable to Parsons Corporation” throughout Submission No. 2.

5.

We note your presentation of Adjusted EBITDA margin. Please revise throughout your filing to disclose, with equal or greater prominence, the most directly corresponding GAAP measure, Net Income margin. Refer to Item 10(e)(i)(A) of Regulation S-K.

March 22, 2019 Page 3

Response:        In response to the Staff’s comment, the Company has revised pages 16 and 61 of Submission No. 2 to disclose Net Income margin, with equal or greater prominence to, Adjusted EBITDA margin.

Risks Related to Our Common Stock and This Offering

Your ability to influence corporate matters may be limited..., page 46

6.

You disclose that the ESOP trustee has fiduciary duties under ERISA to the ESOP and its participants which may cause the ESOP trustee to override participants’ voting directions. Please briefly describe these fiduciary duties and explain the circumstances in which the ESOP trustee will be required to or may override participants’ voting directions. Additionally, revise other disclosures concerning ESOP participants’ ability to direct the ESOP trustee on the voting of the shares allocated to their account, such as the disclosure on page 11 of your prospectus summary, to clarify that the ESOP trustee may override participants’ voting directions.

Response:        In response to the Staff’s comment, the Company has revised page 46 of Submission No. 2 to briefly describe the ESOP trustee’s fiduciary duties and explain the circumstances in which the ESOP trustee will be required to or may override participants’ voting directions.

In addition, in response to the Staff’s comment, the Company has revised pages 11, 13 and 148 of Submission No. 2 to clarify that the ESOP trustee may override participants’ voting directions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Metrics

Book-to-Bill, page 66

7.	Please revise to explain how management uses the book-to-bill metric and disclose how changes in this metric correspond with changes in revenues for the periods presented.

Response:        In response to the Staff’s comment, the Company has revised page 66 and 67 of Submission No. 2.

Segment Results, page 75

8.

Please explain your basis for disclosing “Operating income” in your segment discussions. In this regard, we note that your segment disclosures on page F-37 indicate that the chief operating decision maker evaluates segment operating performance using segment Adjusted EBITDA.

Response:        In response to the Staff’s comment, the Company has removed disclosing “Operating income” from its segment discussions in Submission No. 2.

March 22, 2019 Page 4

Business

Legal Proceedings, page 104

9.

You disclose that a former employee filed an action against you as a qui tam relator on behalf of the U.S. alleging violations of the False Claims Act. Please revise to disclose the relief sought pursuant to this proceeding. See Item 103 of Regulation S-K.

Response:        In response to the Staff’s comment, the Company has revised pages 109, F-33, F-34 and F-43 of Submission No. 2.

Consolidated Financial Statements

Consolidated Statements of Income (Loss), page F-4

10.

We note that in connection with your offering, you will convert from an S Corporation to a C Corporation for income tax purposes. Tell us what consideration was given to presenting pro forma tax and earnings per share data on the face of your historical financial statements.

Response:        In response to the Staff’s comment, on page F-4 of Submission No. 2, the Company’s pro forma tax and earnings per share data is now presented on the face of the Company’s historical financial statements for the Company’s most recent fiscal year in accordance with Section 3410.10 of the Commission’s Financial Reporting Manual.

Note 19 – Segments Information, page F-37

11.

We note the disclosure on page 92 of business lines and the various capabilities which are offered across your segments. Please tell us what consideration was given to providing disclosure of revenue by product and service or each group of similar products and services. Refer to ASC 280-10-50-40.

Response:        In response to the Staff’s comment, the Company has revised page F-42 of Submission No. 2 to include revenues by business line in accordance with ASC 280-10-50-40.

Item 16. Exhibits and Financial Statement Schedules, page II-3

12.

Your exhibit index indicates that you intend to file Parsons ESOP as Exhibit 10.1. Please also file any material agreements related to the operation of the ESOP as a trust, including any material agreements with Newport Trust Company, the ESOP trustee, to the extent material.

Response:        In response to the Staff’s comment, the Company has updated its exhibit index on page II-3 to include any other material agreements related to the operation of the ESOP as a trust, including material agreements with Newport Trust Company and the ESOP trustee, to the extent material, which includes the Parsons Corporation Employee Stock Ownership Trust Agreement, to be filed as Exhibit 10.2.

March 22, 2019 Page 5

General

13.

We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:        In response to the Staff’s comment, the Company’s courtesy package that includes copies of Submission No. 2 includes the graphical materials or artwork that the Company intends to use in the prospectus, which can be found on the inside front cover of the prospectus, the inside back cover of the prospectus and on page 95 of Submission No. 2.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk of LATHAM & WATKINS LLP

cc:	Charles Harrington, Parsons Corporation

George Ball, Parsons Corporation

Michael Kolloway, Parsons Corporation

Cathy Birkeland, Latham & Watkins LLP

Stewart McDowell, Gibson, Dunn & Crutcher LLP

Peter Wardle, Gibson, Dunn & Crutcher LLP